CUSIP NO. 11835A-10-5 SCHEDULE 13D

			UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1)*

                    BUCKHEAD AMERICA CORPORATION
-----------------------------------------------------------
                          (NAME OF ISSUER)

                     COMMON STOCK PAR VALUE $.01
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                     (TITLE OF CLASS OF SECURITIES)

                          11835A-10-5
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                        (CUSIP NUMBER)

Patrick W. Hopper
2624 Pebblegold Ave.
Henderson, NV 89074
702-897-8444
          ---------------------------------------
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
         AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

               03/27/2002  (original filing 03/01/02)
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
                Patrick W. Hopper TTEE / ###-##-####
          -------------------------------------------------
(2)      Check the Appropriate box if a Member of a Group*
(A)   [ ]
(B)   [ ]
          -------------------------------------------------
(3)      SEC use Only
          -------------------------------------------------
(4)      SOURCE OF FUNDS*                          PF
          ----------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
          -------------------------------------------------
(6)      Citizenship or Place of Organization   Nevada, USA
          -------------------------------------------------
      Number of Shares Beneficially Owned by Each Reporting
Person With
(7)      Sole Voting Power                    220,000
          -------------------------------------------------
(8)      Shared Voting Power                    N/A
          -------------------------------------------------
(9)      Sole Dispositive Power               220,000
          -------------------------------------------------
(10)     Shared Dispositive Power                N/A
          -------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                      220,000
          -------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11)
         Excludes Certain Shares                 [ ]
          -------------------------------------------------
(13)     Percent of Class Represented by Amount in Row
         (11)                   		10.9%
          -------------------------------------------------
(14)     Type of Reporting Person*                   IN
          -------------------------------------------------


* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 ("Common Stock") of Buckhead America
Corporation, a Delaware corporation ("Buckhead"). The principal executive offices of Buckhead are located at 7000
Central Parkway,Suite 850, Atlanta, Georgia 30328.

ITEM 2.  IDENTITY AND BACKGROUND.

a. Patrick W. Hopper, TTEE
b. 2624 Pebblegold Ave.  Henderson, NV 89074. USA.
c. Self Employed
d. No
e. No
f. United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Funds to purchase the shares of Common Stock have been derived from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Acquired the Common Stock as an investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         220,000 or 10.9%. 75100 Shares purchased at $16,522 on
March 27th, 2002. 144900 purchased on various dates prior to March 27th, 2002.

All transactions were made in the NASDAQ market through a broker.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PATRICK W. HOPPER

                            By:      /s/  Patrick W. Hopper
                                ---------------------------
                                     Patrick W. Hopper TTEE

                                            March 27, 2002